[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

July 22, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Belo Corp.
Preliminary Merger Proxy Statement on Schedule 14A
Filed July 1, 2013
File No. 001-08598

Dear Mr. Spirgel:

On behalf of Belo Corp. (“Belo”, the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company of July 10, 2013 regarding the above-referenced Preliminary Merger Proxy Statement on Schedule 14A filed with the Commission on July 1, 2013 (the “Proxy Statement”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Proxy Statement (the “Amended Proxy Statement”) has been submitted to the Commission on the date hereof, along with a version of the Amended Proxy Statement marked to show the changes made to the Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in the Amended Proxy Statement.

Background of the Merger, page 20

1.	Please disclose which party initiated the informal discussions between Gannett and Belo in the summer of 2012. Please elaborate on the discussions between Belo and Gannett during this period, including dates and participants. Please disclose whether Belo engaged in discussions with other parties regarding strategic alternatives during that same time period.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 20 through 21 of the Amended Proxy Statement.

2.	Please briefly describe the basic terms of a “reverse Morris Trust.”

Mr. Larry Spirgel

July 22, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Amended Proxy Statement.

3.	We note that at its May 6, 2013 meeting the board concluded that it was the shareholders best interest to explore potential transactions to sell the company; however, for various reasons, the board would not affirmatively solicit other potential transaction partners. Please elaborate on the basis for the board’s decision to sell the company and its deliberation regarding potential alternatives, including continuing to operate as a stand-alone company

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 21 through 22 of the Amended Proxy Statement.

Opinion of Belo’s Financial Advisor, page 25

4.	We note the description of the financial opinion prepared by RBC Capital Markets. We further note that your financial advisor relied on financial projections and estimates prepared by the company when preparing its opinion. Please revise your disclosure to disclose the financial projections used by RBC Capital Markets in connection with its legal opinion.

RESPONSE: In response to the Staff’s comment, the Company respectfully submits that the financial projections provided to the Company’s financial advisor are not material to the Belo shareholders’ ability to exercise an informed vote on the proposed merger and should not be included in the Proxy Statement. While Belo prepared the projections on bases reflecting its best currently available estimates and good faith judgments as to the future financial performance of Belo, the projections were prepared to assist in the evaluation of the merger and not with a view towards public disclosure or towards compliance with the guidelines of the Commission or with U.S. Generally Accepted Accounting Principles.

Belo believes that disclosure of the projections would not be useful to investors, and could potentially be misleading to investors if they sought to rely on the projections, because of the highly cyclical and difficult to predict nature of Belo’s television broadcasting business. Approximately 80% of Belo’s revenue results from the sale of airtime to local, regional and national advertisers, and those revenues are highly sensitive to changes in advertising demand, which is driven by a number of factors that are challenging to predict, including the size and demographics of the local population of each of Belo’s television stations, the concentration of retail stores within the footprint of Belo’s television stations, local, regional and national economic conditions, and the popularity of the programming of the applicable station and of any network (ABC, NBC, CBS, FOX, etc.) carried over such stations. These factors are substantially outside Belo’s control, and are difficult to predict over any significant period. In addition, Belo’s revenues are highly dependent upon

Mr. Larry Spirgel

July 22, 2013

political advertising spending (approximately $56.2 million, $13.4 million, $55.6 million, $9.6 million and $61.2 million of Belo’s revenues in fiscal years 2008, 2009, 2010, 2011 and 2012), and political spending varies widely depending on the issues and intensity arising in both local and national elections. Moreover, most of the remainder of Belo’s revenues arise from “retransmission agreements” with cable operators, satellite and telecommunications providers, with approximately 40% of such agreements (based on number of cable subscribers covered) to be renewed – and, therefore, the economics renegotiated – over the next 12 months, and 100% of which are to be renewed over the course of the period covered by the projections. Belo’s reported net operating revenues for the past five years were (in thousands) $714,719 for fiscal year 2012, $650,142 for fiscal year 2011, $687,395 for fiscal year 2010, $590,267 for fiscal year 2009 and $733,470 for fiscal year 2008.

As a result of the foregoing, Belo respectfully submits that inclusion of the financial projections are not material or helpful to investors and need not be included in the Proxy Statement.

Mr. Larry Spirgel

July 22, 2013

*        *        *         *        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Proxy Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1381 or by email at ngdemmo@wlrk.com.

Sincerely,

/s/ Nicholas G. Demmo

Nicholas G. Demmo

cc:	Dunia Shive
Guy Kerr, Esq.
Belo Corp.